

DIVISION OF
CORPORATION FINANCE

September 2, 2010

Mr. Mark W. Mayer
Vice President and Chief Accounting Officer
Owens Corning
One Owens Corning Parkway
Toledo, OH 43659

   RE: Owens Corning
      Form 10-K for the year ended December 31, 2009
      Forms 10-Q for the periods ended March 31, 2010 and June 30, 2010
      Form 8-K filed on February 17, 2010
      Schedule 14A filed on March 17, 2010
      File No. 1-33100

Dear Mr. Mayer:

  We have completed our review of your filings and do not have any further comments at this time.

        Sincerely,

        Rufus Decker
        Accounting Branch Chief